Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685-9441
www.westernwindenergy.com

N E W  R E L E A S E

July 9, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 30,163,201

WESTERN WIND ENERGY TERMINATES INVESTOR RELATIONS CONTRACT WITH ASCENTA CAPITAL PARTNERS INC.

Vancouver, BC, July 9, 2008ç Western Wind Energy Corp. (“Western Wind”) (TSX-V: WND) wishes to announce that on Thursday, July 3rd, 2008, Western Wind gave its investor relations firm, Ascenta Capital Partners Inc., 30-days written termination notice, effective August 3, 2008.

Investor relations will now be done in-house at Western Wind’s offices. For all inquiries, please call (604) 685-9463.

Western Wind is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from renewable sources. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Cautionary Note on Forward Looking Statements
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.